UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Hudson Executive Investment Corp. II

Full Name of Registrant

570 Lexington Avenue, 35th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hudson Executive Investment Corp. II (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the U.S. Securities and Exchange Commission issued a statement relating to the accounting treatment of warrants issued by special purpose acquisition companies (the “SEC Statement”). As a result of the SEC Statement, the Company reevaluated the accounting treatment for its outstanding warrants issued in its initial public offering and in a private placement completed concurrently with its initial public offering (collectively, the “warrants”) and the forward purchase agreement entered into in connection therewith (the “FPA”), and concluded that rather than being accounted for as components of equity, such warrants and the FPA should be accounted for as liabilities, with their fair value measured at the end of each reporting period and changes therein recognized from the prior period in the Company’s operating results for the applicable reporting period. Accordingly, the Company is in the process of evaluating the impact of the foregoing on its financial statements as of and for the period ended March 31, 2021, and on its previously filed financial statement as of January 28, 2021, which the Company expects to restate in the Form 10-Q. The Company is also evaluating the impact of this revision on its internal control over financial reporting related to accounting for the warrants and the FPA.

The Company is working diligently to complete the Form 10-Q as soon as possible; however, given the scope of the accounting processes and procedures required in light of the SEC Statement, the Company is unable to complete and file the Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense. The Company does, however, expect to file the Form 10-Q within five calendar days thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jonathan Dobres	212	521-8495
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hudson Executive Investment Corp. II

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ Jonathan Dobres
	Name:	Jonathan Dobres
	Title:	Chief Financial Officer